SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Colfax Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 5 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS Steven M. Rales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,126,222
6 SHARED VOTING POWER 19,388
7 SOLE DISPOSITIVE POWER 9,126,222
8 SHARED DISPOSITIVE POWER 19,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,610
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 194014106	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

The name of the issuer is Colfax Corporation, a Delaware corporation (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 8730 Stony Point Parkway, Suite 150, Richmond, Virginia 23235.

Item 2	(a)	Name of Person Filing:

This Schedule is being filed by Steven M. Rales (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office, or, if None, Residence:

The principal business address of the Reporting Person is 2099 Pennsylvania Avenue N.W., 12th Floor, Washington D.C. 20006.

Item 2	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities:

This Schedule 13G relates to the common stock of the Issuer, par value $.001 per share (the “Common Stock”).

Item 2	(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 194014106.

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 194014106	Page 4 of 5 Pages

Item 4	Ownership.

The total number of shares of Common Stock beneficially owned by the Reporting Person is 9,145,610. 9,126,222 shares of Common Stock are held directly by the Reporting Person and 19,388 are held by Capital Yield Corporation, of which the Reporting Person is a 50% stockholder.

(a) Amount beneficially owned:

9,145,610

(b) Percent of class:

20.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

9,126,222

(ii) Shared power to vote or to direct the vote:

19,388

(iii) Sole power to dispose or to direct the disposition of:

9,126,222

(iv) Shared power to dispose or to direct the disposition of:

19,388

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

CUSIP No. 194014106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2009

By:	/s/ Steven M. Rales
Name:	Steven M. Rales